FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 10, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board Resolution to convene the 2004 Annual General Shareholders' Meeting”, dated February 10, 2004

2.	Taiwan Stock Exchange filing entitled, “The Board Resolution to propose distribution of 2003 profits”, dated February 10, 2004

3.	Taiwan Stock Exchange filing entitled, “The Board Resolution to propose capital increase resulting from stock dividends and employee stock bonus”, dated February 10, 2004

4.	Taiwan Stock Exchange filing entitled, “The Board Resolution to propose secured corporate bond issuance as per the agreement of NTD 35 billion syndication loan”, dated February 10, 2004

5.	Taiwan Stock Exchange filing entitled, “The Board Resolution to propose new rights issue to sponsor DR offering”, dated February 10, 2004

6.	Investor Conference Materials entitled, “AU Optronics 2003 4th Quarter Results”, dated February 10, 2004

7.	Investor Conference Materials entitled, “FY 2003 Audited Unconsolidated and Consolidated Financial Statements”, dated February 10, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 10, 2004	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

AU Optronics Corporation
February 10, 2004
English Language Summary

Subject:	The Board Resolution to convene the 2004 Annual General Shareholders' Meeting

Regulation:	Published pursuant to Article 2-17 of the Taiwan Stock Exchange’s operating procedures for the Publication of Material Information by Listed Companies

Date of events:	2004/02/10

Content:

1.	Date of the board of directors resolution: 2004/02/10

2.	Date for convening the shareholders' meeting: 2004/04/29

3.	Location for convening the shareholders' meeting: 2, Hsin-An Road, Science-Based Industrial Park, Hsinchu, Taiwan R.O.C.

4.	Cause or subjects for convening the meeting:

		Reports of 2003 business

	‚	Acknowledgement: The 2003 Business Report and Financial Statements.

	ƒ	Discussions:
	(1)	Proposal of revisions to Article of Incorporation.

	(2)	Election of Directors and Supervisors.

	(3)	Proposal for distribution of 2003 profits.

	(4)	Proposal of the capitalization of 2003 dividends and employee profit sharing.

	(5)	Proposal of the new rights issue to sponsor DR offering.

	(6)	Proposal of releasing Directors from non-competition restrictions.

5.	Starting and ending dates of suspension of share transfer: 2004/03/01 – 2004/04/29

6.	Any other matters that need to be specified: N/A

Item 2

AU Optronics Corporation
February 10, 2004
English Language Summary

Subject:	The Board Resolution to propose distribution of 2003 profits

Regulation:	Published pursuant to Article 2-14 of the Taiwan Stock Exchange’s operating procedures for the Publication of Material Information by Listed Companies

Date of events:	2004/02/10

Content:

1.	Date of the board of directors resolution: 2004/02/10

2.	Type and monetary amount of dividend distribution: A cash dividend of NT$1,200 and a stock dividend of 50 shares for every 1,000 shares will be proposed to the common shareholders.

3.	Any other matters that need to be specified:

	(1)	Proposal for employee’s profit sharing of NT$380,536,260 in cash and NT$ 887,917,940 in stock, and cash compensation of NT$70,469,678 for the board of directors and supervisors.

	(2)	The amount of employee stock bonus is estimated to be 29.04% of total capitalization resulting from stock dividends and employee stock bonus and 1.91% of total shares outstanding after the capitalization.

	(3)	Adjusted EPS will be NT$3.30 to reflect distribution of employee profit sharing and cash compensation for board of directors and supervisors.

Item 3

AU Optronics Corporation
February 10, 2004
English Language Summary

Subject:	The Board Resolution to propose capital increase resulting from stock dividends and employee stock bonus.

Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange’s operating procedures for the Publication of Material Information by Listed Companies

Date of events:	2004/02/10

Content:

1.	Date of the board of directors resolution: 2004/02/10

2.	Source of capital increase funds: Retained Earnings

3.	Number of shares issued: 305,803,656 shares (including employee stock bonus)

4.	Par value per share: NT$10

5.	Total monetary amount of the issue: NT$3,058,036,560

6.	Issue price: N/A

7.	Number of shares subscribed by or allotted to employees: 88,791,794 shares

8.	Number of shares publicly sold: N/A

9.	Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: 50 shares for every 1,000 shares held by common shareholders.

10.	Method of handling fractional shares and shares unsubscribed by the deadline: If a portion of the dividend does not amount to one full share, the shareholders concerned may arrange pooling together their fractional shares to form one full share and register the same within 5 days after the record date. Otherwise shareholders will be paid for unregistered fractions of shares in cash based on the fraction of the face value represented, calculations will be rounded down to the nearest one NTD (any amounts under one NTD will be discarded). The remaining shares will be designated for subscription at face value by AUO Employee Welfare Commission.

11.	Rights and obligations of the newly issued shares: Same as those of existing shares

12.	Utilization of the funds from the capital increase: For capacity expansion 13. Any other matters that need to be specified: N/A

Item 4

AU Optronics Corporation
February 10, 2004
English Language Summary

Subject:	The Board Resolution to propose secured corporate bond issuance as per the agreement of NTD 35 billion syndication loan

Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange’s operating procedures for the Publication of Material Information by Listed Companies

Date of events:	2004/02/10

Contents:

1.	Date of the board of directors resolution: 2004/02/10

2.	Name (__nth issue of (secured, unsecured) corporate bonds of ___ Co.): Secured corporate bonds of AU Optronics

3.	Total amount of the issue: NT$ 6 billion

4.	Face value: NT$ 1 million or integral multiples of NT$ 1 million

5.	Issue price: 100% of principal amount.

6.	Issue period: Up to 5 years.

7.	Issue coupon/interest rate: To be set in accordance with the market conditions.

8.	Types, names, monetary amounts of security or collateral and stipulations thereupon: Secured by banks.

9.	Use of the funds raised by the offering and utilization plan: Purchase of machinery, equipment and building.

10.	Underwriting method: To be determined.

11.	Trustees for the bonds: To be determined.

12.	Underwriter or distributing agent institution: To be determined.

13.	Guarantor(s) for the issue: International Commercial Bank of China and other 11 banks.

14.	Institution serving as agent for payment of the principal and interest: To be determined.

15.	Certifying institution: To be determined.

16.	Where convertible into shares, the rules for conversion: Not applicable.

17.	Resale conditions: To be determined

18.	Repurchase conditions: To be determined

19.	The record date for share conversion, if conversion, exchange, or subscription rights are attached: Not applicable.

20.	Possible dilution of equity, if conversion, exchange, or subscription rights are attached: Not applicable.

21.	Any other matters that need to be specified: Nil.

Item 5

AU Optronics Corporation
February 10, 2004
English Language Summary

Subject:	Board Resolution to propose new rights issue to sponsor overseas DR offering

Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange’s operating procedures for the Publication of Material Information by Listed Companies

Date of events:    2004/02/10

Contents:

1.	Date of the board of directors resolution: 2004/02/10
2.	Source of capital increase funds: Issuance of common shares for cash to sponsor overseas DR offering.

3.	Number of shares issued: The number of shares to be issued shall not exceed 500,000,000 common shares. The Board may, within the issuance limit and based on the market conditions, adjust the issue size, provided that the new shares should be issued at one time.

4.	Par value per share: NT$10 per common share.

5.	Total monetary amount of the issue: Up to NT$ 5 billion.

6.	Issue price: The issue price of the new shares will be decided with reference to (a) the closing price of the Company’s common shares or American Depositary Shares (“ADSs”) at the time of pricing or (b) the average of the closing price of the Company’s common shares or ADSs for 1, 3 or 5 trading days prior to the pricing date (each of (a) and (b) is referred to hereinafter as the “Reference Price”). The Chairman is authorized to coordinate with the underwriter of the DR offering to determine the actual issue price in accordance with market conditions, provided that, the actual issue price shall not be less than 90% of the Reference Price.

7.	Number of shares subscribed by or allotted to employees: 10% of the new shares shall be allocated for the employees' subscription under the applicable law. Any new shares not subscribed by employees of the Company shall be determined by the Chairman, depending on the market needs, to be allocated as underlying shares of the overseas depositary shares or to be subscribed by the designated person(s).

8.	Number of shares publicly sold: Rights to subscribe the 90% of the new shares shall be waived by the shareholders and such 90% should be offered to the public under Article 28-1 of the Securities and Exchange Law

9.	Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: N/

10.	Method of handling fractional shares and shares unsubscribed by the deadline: N/A

11.	Rights and obligations of the newly issued shares: N/A

12.	Utilization of the funds from the capital increase: For the Company’s future development.

13.	Any other matters that need to be specified: N/A

Item 6

AU Optronics Corp.
FY 2003 Annual Results
Investor Conference

友達光電
2003年度法人說明會

AUO

February 10, 2004

AGENDA

- Welcome and Introduction
- 2003 Financial Results
- Remarks
- Q&A

Safe Harbor Notice

The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics’ forward-looking statements can be found in AU Optronics’ annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 30, 2003.

3

4Q 2003 Income Statement (Consolidated)

Amount : NT$ Million Except Per Share Data
	4Q'03(a)		3Q'03(a)		QoQ Change %

Net Sales	34,379	100.0%	28,371	100.0%	21.2%
Cost of Goods Sold	(24,742)	(72.0%)	(21,038)	(74.2%)	17.6%

Gross Profit	9,637	28.0%	7,333	25.8%	31.4%
Operating Expenses	(2,127)	(6.2%)	(2,129)	(7.5%)	(0.1%)

Operating Income	7,510	21.8%	5,204	18.3%	44.3%
Net Non-op Expenses	(31)	(0.1%)	(215)	(0.7%)	(85.6%)

Income before Tax	7,479	21.7%	4,989	17.6%	49.9%
Income Tax Credit	87	0.3%	0	0.0%	0.0%

Net Income	7,566	22.0%	4,989	17.6%	51.7%

Fully Diluted EPS (NT$)(b)	1.74		1.15		51.5%

Operating Income + D&A	12,316	35.8%	9,361	33.0%	31.6%

Unit Shipment (Million)
Large Panels	3.6		3.1		16.3%
Small & Medium Panels (A/V)	6.5		7.6		(15.4%)

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)	Total weighted average outstanding shares of 4,340 million were used in Fully Diluted EPS calculation for 4Q ’03 while and 4,337 million were used for 3Q’03
(c)	Adjusted EBIDTA calculated as Operating Income + Depreciation & Amortization Expense
5

2003 Income Statement Highlights (Consolidated)

Amount : NT$ Million	FY 2003(a)		FY 2002(a)		YoY Change %

Net Sales	104,861	100.0%	75,689	100.0%	38.5%
Gross Profit	23,462	22.4%	12,083	16.0%	94.2%
Operating Income	16,245	15.5%	7,714	10.2%	110.6%
Net Income	15,660	14.9%	6,023	8.0%	160.0%

Fully Diluted EPS (NT$)( b)	$3.61		$1.58		128.3%
ROE	18.4%		9.9%		85.7%

Unit Shipment (Million)
Large Size Panels	11.9		8.3		42.4%
Small & Medium Panels (A/V)	21.4		9.1		135.7%

(a)	Audited in accordance with ROC GAAP on a consolidated basis
(b)	Total weighted average outstanding shares of 4,340 million were used in Fully Diluted EPS calculation f or 2003 while and 3,895 million were used for 2002
6

4Q 2003 Balance Sheet Highlights (Consolidated)

Amount : NT$ Million
	4Q'03(a)		3Q'03(a)		QoQ Change %

Cash & ST Investment	20,249	12.8%	17,091	12.4%	18.5%
Inventory	9,956	6.3%	7,994	5.8%	24.5%
Short Term Debt(b)	7,193	4.6%	8,012	5.8%	(10.2%)
Long Term Debt	25,306	16.0%	19,369	14.0%	30.7%
Equity	92,655	58.6%	85,009	61.6%	9.0%
Total Assets	158,071	100.0%	137,997	100.0%	14.5%

Inventory Turnover (days)(c)		33		33
Debt to Equity (Fully Diluted)		35.1%		32.1%
Net Debt to Equity (Fully Diluted)		15.7%		15.5%

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)	Short term debt refers all interest bearing debt maturing within one year
(c)	Annualized, calculated by dividing the average inventory into the cost of goods sold, then dividing 365 days by the inventory turnover
7

4Q 2003 Cash Flow Highlights (Consolidated)

Amount : NT$ Million
	4Q'03(a)	3Q'03(a)	QoQ Change

From Operation	14,115	11,815	2,300
Net Profit	7,566	4,989	2,577
Depreciation & Amortization	4,805	4,157	648

From Investment	(15,653)	(7,897)	(7,756)
Capital Expenditure	(15,223)	(7,484)	(7,739)

From Financing	5,318	(5,628)	10,946
Repayment of Debt	(3,204)	(3,416)	212
Syndication Loan	8,402	(10)	8,412

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

8

2003 Cash Flow Highlights (Consolidated)

Amount : NT$ Million
	FY 2003(a)	FY 2002(a)	YoY Change

From Operation	37,041	20,822	16,220
Net Profit	15,660	6,023	9,637
Depreciation & Amortization	16,295	12,990	3,305

From Investment	(40,339)	(18,125)	(22,214)
Capital Expenditure	(39,301)	(18,035)	(21,266)

From Financing	(4,673)	16,754	(21,427)
Repayment of Debt	(11,262)	(6,920)	(4,342)
Syndication Loan	8,740	4,665	4,075

(a) Audited in accordance with ROC GAAP on a consolidated basis

9

Quarterly Consolidated Large Size Panel
Shipment & Blended ASP

Million
USD
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
$300
$250
$200
$150
$100
Gross Margin -1%
Gross Margin -18%
Gross Margin 16%
Gross Margin 26%
Gross Margin 10%
Gross Margin 19%
Gross Margin 26%
Gross Margin 28%
0.7
1.0
1.1
1.9
2.2
2.2
1.8
2.2
2.3
2.8
3.1
3.6
$227
$189
$197
$195
$237
$270
$244
$187
$205
$219
$225
$241
1Q'01
2Q'01
3Q'01
4Q'01
1Q'02
2Q'02
3Q'02
4Q'02
1Q'03
2Q'03
3Q'03
4Q'03
Unit Shipment (MN)
Blended ASP (US$)

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)	Consolidated figures before September 1, 2001 are combined from AU Optronics Corp. (formerly known as Acer Display Technology, Inc.) and Unipac Optoelectronics Corporation
10

Quarterly Revenue Breakdown by Application

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)	Consolidated figures before September 1, 2001 are combined from AU Optronics Corp. (formerly known as Acer Display Technology, Inc.) and Unipac Optoelectronics Corporation
11

Installed Capacity by Fab

	Substrate Size	12/2003	3/2004 (F)	12/2004 (F)
FAB	(mm)	Capacity	Capacity	Capacity

L3A (G3.5)	610 x 720	45,000	45,000	45,000

L3B (G3.5)	610 x 720	5,000 LTPS	5,000 LTPS	5,000 LTPS
		25,000 a-Si	25,000 a-Si	25,000 a-Si

(G3.5)	600 x 720	60,000	60,000	60,000

(G4.0)	680 x 880	60,000	60,000	60,000

L8A (G5.0)	1100 x 1250	50,000	50,000	50,000

L8B (G5.0)	1100 x 1300	n.a.	10,000	70,000

12

1Q 2004 Guidance

■	Despite seasonal factors and fewer working days in 1Q’04, unit shipment for large size panels expected to grow by a mid single-digit percentage from 4Q’03:
➢ 5G fab phase I (L8A): Higher yields
➢ 5G fab phase II (L8B): Mass production – February 2004
■	Unit shipment for small & medium size (A/V) panels continues to experience seasonal decline by a mid-teen percentage rate
■	Except 5G fab phase II (L8B) that commences ramp up in February 2004, all other fabs expected to be fully loaded
■	AUO’s blended large panel ASPs to improve slightly in 1Q’04 via further enhanced product mix
■	CAPEX in 2004 estimated to be NT$85 billion:
➢ 5G production facility
➢ 6G production facility
13

Enrich Digital Lifestyle

http://www.auo.com

IR@auo.com

Item 7
AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
December 31, 2003 and 2002
Figures in Millions of New Taiwan dollars (NTD) and US dollars (USD))

	December 31, 2003		December 31, 2002		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	489	16,624	10.8	25,659	20.3	(9,035)	(35.2)
Short-term Investment	63	2,137	1.4	3,182	2.5	(1,045)	(32.8)
Notes & Accounts Receivables	571	19,406	12.6	10,160	8.0	9,2469	1.0
Other Current Financial Assets	7	247	0.2	399	0.3	(152)	(38.1)
Inventories	251	8,515	5.6	8,019	6.3	496	6.2
Other Current Assets	95	3,219	2.1	1,617	1.3	1,602	99.1

Total Current Assets	1,476	50,147	32.6	49,036	38.7	1,111	2.3

Long-term Investments	95	3,241	2.1	1,115	0.9	2,126	190.7

Fixed Assets	3,944	133,962	87.1	93,897	74.2	40,065	42.7
Less Accumulated Depreciation	(1,152)	(39,119)	(25.4)	(25,518)	(20.2)	(13,601)	53.3

Net Fixed Assets	2,792	94,843	61.6	68,379	54.0	26,464	38.7
Other Assets	165	5,620	3.7	8,092	6.4	(2,472)	(30.5)

Total Assets	4,529	153,851	100.0	126,622	100.0	27,229	21.5

LIABILITIES
Accounts Payable	876	29,761	19.4	12,138	9.6	17,623	145.2
Current Installments of Long-term Liabilities	203	6,892	4.5	9,492	7.5	(2,600)	(27.4)
Other Current Liabilities	87	2,970	1.9	1,890	1.5	1,080	57.1

Total Current Liabilities	1,166	39,623	25.8	23,520	18.6	16,103	68.5

Long-term Borrowings	626	21,253	13.8	21,592	17.0	(339)	(1.6)
Long-term Commercial Paper	0	0	0.0	1,288	1.0	(1,288)	(100.0)
Bonds and Convertible Bonds Payable	0	0	0.0	2,283	1.8	(2,283)	(100.0)
Other Long-term Liabilities	9	320	0.2	111	0.1	209	188.3

Total Liabilities	1,801	61,196	39.8	48,794	38.5	12,402	25.4

SHAREHOLDERS’ EQUITY

Common Stock	1,281	43,522	28.3	40,243	31.8	3,279	8.1
Capital Surplus	948	32,198	20.9	31,718	25.1	480	1.5
Retained Earnings	506	17,181	11.2	6,023	4.7	11,158	185.3
Cumulative Translation Adjustment	0	5	0.0	27	0.0	(22)	(81.5)
Treasury Stock	(7)	(251)	(0.2)	(183)	(0.1)	(68)	37.2

Total Stockholders’ Equity	2,728	92,655	60.2	77,828	61.5	14,827	19.1

Total Liabilities & Stockholders’ Equity	4,529	153,851	100.0	126,622	100.0	27,229	21.5

Note: Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 33.97 per US dollar as of December 31, 2003

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
Year Ended December 31, 2003 and 2002 and for the Three Months Ended December 31, 2003 and Sep 30, 2003
(Expressed in Million of New Taiwan Dollars (NTD) and US Dollars (USD)
Except for Per Share Data and Outstanding Shares)

	Year over Year Comparison					Sequential Comparison
	2003		% of	2002	YoY	4Q 2003		% of	3Q 2003	QoQ
	USD(1)	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	2,837	97,610	100.0	75,507	29.3	933	32,084	100.0	26,335	21.8
Cost of Goods Sold	2,188	75,290	77.1	62,766	20.0	669	23,006	71.7	19,205	19.8

Gross Profit (Loss)	649	22,321	22.9	12,741	75.2	264	9,078	28.3	7,130	27.3

Operating Expenses
Selling	34	1,186	1.2	500	137.1	7	239	0.7	576	(58.5)
Administrative	63	2,178	2.2	1,401	55.5	16	538	1.7	580	(7.4)
Research and Development	98	3,386	3.5	2,233	51.6	35	1,205	3.8	847	42.2

Total Operating Expenses	196	6,750	6.9	4,134	63.3	58	1,982	6.2	2,003	(1.1)

Total Operating Income (Loss)	453	15,570	16.0	8,607	80.9	206	7,096	22.1	5,127	38.4

Net Non-Operating Income (Expenses)	0	3	0.0	(2,584)	(100.1)	11	383	1.2	(138)	(377.4)

Income (Loss) before Income Tax	453	15,573	16.0	6,023	158.6	217	7,479	23.3	4,989	49.9

Income Tax (Expense) Benefit	3	87	0.1	0	-	3	87	0.3	0	-

Net Income (Loss)	455	15,660	16.0	6,023	160.0	220	7,566	23.6	4,989	51.7

Basic Earnings (Loss) Per Share	0.1061	3.65		1.65		0.0511	1.76		1.17

Basic Earnings (Loss) Per ADS(2)	1.0612	36.51		16.55		0.5110	17.64		11.69

Weighted Average Number		4,289		3,640			4,289		4,269
of Shares Outstanding (Million)

Note:	(1)	New Taiwan dollars amounts translated into U.S. dollars at the weighted average rate of NT$34.4024 per US dollar for 2003
	(2)	1 ADR equals 10 ordinary shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
December 31, 2003 and 2002
(Figures in Million of New Taiwan dollars (NTD) and US dollars (USD))

	2003		2002
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	455	15,660	6,023
Depreciation & Amortization	456	15,672	12,830
Provision (Reversal) for Inventory Devaluation	7	224	0
S.T & L.T Investment Loss recovery profit	(22)	(762)	1,547
Changes in Working Capital & Others	131	1,027	4,522

Net Cash Provided by (Used in) Operating Activities	1,026	35,316	21,426

Cash Flows from Investing Activities:
Decrease (Increase) in Short-term Investments	34	1,172	1,194
Acquisition of Property, Plant and Equipment	(1,052)	(36,200)	(15,910)
Proceeds from Disposal of Property, Plant and Equipment	16	561	290
Increase in Long-term Equity Investments	(44)	(1,514)	(1,734)
Decrease (Increase) in Restricted Cash in Bank	1	23	97
Increase in Intangible Assets	(29)	(996)	(1,135)
Decrease (Increase) in Other Assets	(0)	(3)	(121)

Net Cash Used in Investing Activities	(1,074)	(36,958)	(17,318)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	0	0	(2,586)
Decrease in Guarantee Deposits	(1)	(22)	22
Increase (Decrease) in Long-term Borrowings	(152)	(5,240)	(1,304)
Issuance of Common Stock for Cash	0	0	19,170
Directors' and Supervisors' Remuneration	(2)	(54)	0
Cash Dividends	(58)	(2,007)	0
Increase in Treasury Stock	(2)	(68)	(183)

Net Cash Provided by Financing Activities	(215)	(7,391)	15,119

Effect of Exchange Rate Change on Cash	(0)	(2)	(11)

Net Increase (Decrease) in Cash and Cash Equivalents	(263)	(9,035)	19,216

Cash and Cash Equivalents at Beginning of Period	746	25,659	6,443
Cash and Cash Equivalents at End of Period	483	16,624	25,659

Note: Amount in New Taiwan dollars translated into US dollars at the exchange rate of NT$ 34.4024 per US dollar

AU OPTRONICS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
December 31, 2003 and 2002
(Figures in Million of New Taiwan dollars (NTD) and US dollars (USD))

	December 31, 2003			December 31, 2002		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	529	17,962	11.4	25,957	20.1	(7,995)	(30.8)
Short-term Investment	67	2,287	1.5	3,232	2.5	(945)	(29.2)
Notes & Accounts Receivables	499	16,961	10.7	10,061	7.8	6,900	68.6
Other Current Financial Assets	8	285	0.2	417	0.3	(132)	(31.7)
Inventories	293	9,956	6.3	8,510	6.6	1,446	17.0
Other Current Assets	95	3,232	2.0	1,653	1.3	1,579	95.5

Total Current Assets	1,492	50,682	32.1	49,830	38.6	852	1.7

Long-term Investments	26	887	0.5	84	0.1	803	956.0

Fixed Assets	4,133	140,409	88.8	96,712	74.9	43,697	45.2
Less Accumulated Depreciation	(1,173)	(39,857)	(25.2)	(25,667)	(19.9)	(14,190)	55.3

Net Fixed Assets	2,960	100,553	63.6	71,045	55.0	29,508	41.5
Other Assets	175	5,949	3.8	8,212	6.3	(2,263)	(27.6)

Total Assets	4,653	158,071	100.0	129,171	100.0	28,900	22.4

LIABILITIES
Short-term borrowings	9	301	0.2	770	0.7	(469)	(60.9)
Accounts Payable	863	29,322	18.5	12,958	10.0	16,364	126.3
Current Installments of Long-term Liabilities	203	6,892	4.4	9,492	7.3	(2,600)	(27.4)
Other Current Liabilities	96	3,275	2.1	1,984	1.5	1,291	65.1

Total Current Liabilities	1,162	39,790	25.2	25,204	19.5	14,586	57.9

Long-term Borrowings	745	25,306	16.0	22,457	17.4	2,849	12.7
Long-term Commercial Paper	0	0	0.0	1,288	1.0	(1,288)	(100.0)
Bonds and Convertible Bonds Payable	0	0	0.0	2,283	1.7	(2,283)	(100.0)
Other Long-term Liabilities	9	320	0.2	111	0.1	209	188.3

Total Liabilities	1,917	65,416	41.4	51,343	39.7	14,073	27.4

SHAREHOLDERS’ EQUITY
Common Stock	1,281	43,522	27.5	40,243	31.2	3,279	8.1
Capital Surplus	948	32,198	20.4	31,718	24.6	480	1.5
Retained Earnings	506	17,181	10.9	6,023	4.6	11,158	185.3
Cumulative Translation Adjustment	0	4	0.0	27	0.0	(23)	(85.2)
Treasury Stock	(7)	(251)	(0.2)	(183)	(0.1)	(68)	37.2

Total Stockholders’ Equity	2,728	92,655	58.6	77,828	60.3	14,827	19.1

Total Liabilities & Stockholders’ Equity	4,644	158,071	100.0	129,171	100.0	28,900	22.4

Note: Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 33.97 per US dollar as of December 31, 2003

AU OPTRONICS CORP. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
Year Ended December 31, 2003 and 2002 and for the Three Months Ended December 31, 2003 and Sep 30, 2003
(Expressed in Million of New Taiwan Dollars (NTD) and US Dollars (USD))
Except for Per Share Data and Outstanding Shares)

	Year over Year Comparison					Sequential Comparison
	2003		% of	2002	YoY	4Q 2003		% of	3Q 2003	QoQ
	USD(1)	NTD	Sales	NTD	Chg %	USD(1)	NTD	Sales	NTD	Chg %

Net Sales	3,048	104,861	100.0	75,689	38.5	999	34,379	100.0	28,371	21.2
Cost of Goods Sold	2,366	81,399	77.6	63,606	28.0	719	24,742	72.0	21,038	17.6

Gross Profit (Loss)	682	23,462	22.4	12,083	94.2	280	9,637	28.0	7,333	31.4

Operating Expenses Selling	41	1,395	1.3	520	168.3	9	303	0.9	634	(52.2)
General and Administrative	71	2,436	2.3	1,616	50.7	18	619	1.8	648	(4.5)
Research and Development	98	3,386	3.2	2,233	51.6	35	1,205	3.5	847	42.3

Total Operating Expenses	210	7,217	6.9	4,369	65.2	62	2,127	6.2	2,129	(0.1)

Total Operating Income (Loss)	472	16,245	15.5	7,714	110.6	218	7,510	21.8	5,204	44.3

Net Non-Operating Income (Expenses)	(20)	(672)	(0.6)	(1,691)	(60.3)	(1)	(31)	(0.1)	(215)	(85.5)

Income (Loss) before Income Tax	453	15,573	14.9	6,023	158.6	217	7,479	21.8	4,989	49.9

Income Tax (Expense) Benefit	3	87	0.1	(0)	-	3	87	0.3	0	-

Net Income (Loss)	455	15,660	14.9	6,023	160.0	220	7,566	22.0	4,989	51.7

Basic Earnings (Loss) Per Share	0.1061	3.65		1.65		0.0511	1.76		1.17

Basic Earnings (Loss) Per ADS(2)	1.0612	36.51		16.55		0.5110	17.64		11.69

Weighted Average Number of Shares Outstanding (Million)		4,289		3,640			4,289		4,269

Note:	(1)	New Taiwan dollars amounts translated into U.S. dollars at the weighted average rate of NT$34.4024 per US dollar for 2003
	(2)	1 ADR equals 10 ordinary shares

AU OPTRONICS CORP. AND SEBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
December 31, 2003 and 2002
(Figures in Million of New Taiwan dollars (NTD) and US dollars (USD))

	2003		2002
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	455	15,660	6,023
Depreciation & Amortization	474	16,295	12,990
Provision (Reversal) for Inventory Devaluation	9	324
Recovery of Unrealized Short-term & Long-term Investment Losses (Gains)	(0)	(14)	661
Changes in Working Capital & Others	139	4,777	1,148

Net Cash Provided by (Used in) Operating Activities	1,077	37,041	20,822

Cash Flows from Investing Activities:
Decrease (Increase) in Short-term Investments	28	974	1,144
Acquisition of Property, Plant and Equipment	(1,142)	(39,301)	(18,035)
Proceeds from Disposal of Property, Plant and Equipment	0	11	79
Increase in Long-term Equity Investments	(24)	(817)	(47)
Decrease (Increase) in Restricted Cash in Bank	1	23	97
Increase in Intangible Assets	(32)	(1,093)	(1,242)
Decrease (Increase) in Other Assets	(4)	(137)	(121)

Net Cash Used in Investing Activities	(1,173)	(40,339)	(18,125)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	(14)	(470)	(1,816)
Decrease in Guarantee Deposits	(1)	(22)	22
Increase (Decrease) in Long-term Borrowings	(60)	(2,052)	(439)
Issuance of Common Stock for Cash	0	0	19,170
Directors' and Supervisors' Remuneration	(2)	(54)	0
Cash Dividends	(58)	(2,007)	0
Increase in Treasury Stock	(2)	(68)	(183)

Net Cash Provided by Financing Activities	(136)	(4,673)	16,754

Accumulated Effect of Exchange Rate Change on Cash	(1)	(25)	10

Net Increase (Decrease) in Cash and Cash Equivalents	(232)	(7,995)	19,461

Cash and Cash Equivalents at Beginning of Period	755	25,957	6,496
Cash and Cash Equivalents at End of Period	522	17,962	25,957

Note: Amount in New Taiwan dollars translated into US dollars at the exchange rate of NT$ 34.4024 per US dollar